Reply Attention of	Conrad Y. Nest
Direct Tel.	604.891.7754
EMail Address	cyn@cwilson.com
Our File No.	31970.0001 / CW1718883.1

March 4, 2008 BY EDGAR AND FAX Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549-7010

Attention:      Raj Rajan, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Biopack Environmental Solutions, Inc. (the “Company”)
Form 10-QSB for Fiscal Year Ended March 31, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
and Supplemental response filed September 20, 2007
File No. 000-29981

     We are counsel to the Company. We write in response to your letter dated January 3, 2008 (the “Comment Letter”) with respect to the above noted periodic filings of the Company. The Company advises us that it has engaged LBB & Associates Ltd., LLP, CPA to assist in preparing a response to the concerns raised in the Comment Letter. The Company expects to provide a response to comments 2, 3 and 4 of the Comment Letter no later than March 11, 2008. The Company intends to reply to the balance of the comments by a subsequent response letter.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

     We trust you will find everything to be in order, but if you should have any questions or comments, please contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ Conrad Y. Nest

 Conrad Y. Nest

CYN/ljm

Encl.

cc:	Biopack Environmental Solutions, Inc. Attention: Gerald Lau